1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 19, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$1.61

Hsinchu, Taiwan, R.O.C., July 19, 2012 — TSMC today announced consolidated revenue of NT$128.06 billion, net income of NT$41.81 billion, and diluted earnings per share of NT$1.61 (US$0.27 per ADR unit) for the second quarter ended June 30, 2012.

Year-over-year, second quarter revenue increased 15.9% while both net income and diluted EPS increased 16.3%. Second quarter results included an impairment charge of NT$2.68 billion, equivalent to NT$0.09 EPS, of our holding of 5.6% stake of SMIC common stocks. Compared to first quarter of 2012, second quarter of 2012 results represent a 21.4% increase in revenue, and a 24.9% increase in both net income and diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.

In US dollars, second quarter revenue increased 21.8% from the previous quarter and increased 13.0% year-over-year.

Gross margin for the quarter was 48.6%, operating margin was 36.5%, and net margin was 32.7%.

28-nanometer process technology accounted for 7% of total wafer revenues, meeting our internal plan. 40-nanometer accounted for 28% of total wafer revenues, and 65-nanometer was 26%. These advanced technologies accounted for 61% of total wafer revenues.

“Due to continuing strong demand for our 28-nanometer technology, we expect to double the shipments of 28-nanometer in the third quarter. This increase in 28nm business will account for more than 80% of revenue growth in the third quarter,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Based on our current business outlook and exchange rate assumption of 1 US dollar to 29.76 NT dollars, management expects overall performance for third quarter 2012 to be as follows”:

•	Revenue is expected to be between NT$136 billion and NT$138 billion;

•	Gross profit margin is expected to be between 46% and 48%;

•	Operating profit margin is expected to be between 34% and 36%.

TSMC’s 2012 second quarter consolidated results :

(Unit: NT$ million, except for EPS)

	2Q12 Amount*		2Q11 Amount		YoY Inc. (Dec.) %	1Q12 Amount		QoQ Inc. (Dec.) %
Net sales	128,061		110,509		15.9	105,508		21.4
Gross profit	62,256		50,856		22.4	50,361		23.6
Income from operations	46,712		37,866		23.4	35,438		31.8
Income before tax	45,924		39,055		17.6	35,654		28.8
Net income	41,813		35,950		16.3	33,474		24.9
EPS (NT$)	1.61	**	1.39	***	16.3	1.29	****	24.9

*	2012 second quarter figures have not been approved by Board of Directors
**	Based on 25,927 million weighted average outstanding shares
***	Based on 25,924 million weighted average outstanding shares
****	Based on 25,926 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-926-026632 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com